Filed by Comtech Telecommunications Corp.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: CPI International, Inc.
Commission File No.: 000-51928

Comtech Telecommunications Corp.	CMTL	Noble Financial Equity Conference	Jun. 8, 2010
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MANAGEMENT DISCUSSION SECTION

Jerome Kapelus, Senior Vice President, Strategy & Business Development

Good morning everybody. Thank you for joining this presentation. I am Jerome Kapelus, Senior Vice President for Strategy and Business Development at Comtech Telecommunications. I have -- you can see our cautionary statements regarding the forward-looking statements. This material is also on our website and will be there along with this presentation for the next couple of weeks.

Just a quick snapshot, we’ve just announced our third quarter earnings last week and based on the current momentum in the business with strong backlog etcetera, we’re certainly in a position where we expect revenues to be at a record level in fiscal 2010 which will be our eighth year in a row of record revenues and earnings per share will be up significantly from the prior year. As many of you are aware, we’ve announced almost a month ago the acquisition of CPI International Inc. and we’ll discuss that further along in the presentation.

Just as a quick snapshot with respect to CPI, it’s a $472 million acquisition, a combination of cash and stock and the business brings a lot of significant value that positions contract extremely well for the long term. It triples the size of our RF amplifier segment and it will -- and as well as generate over 50 million of EBITDA going forward.

It positions Comtech as a leader in the vacuum electron device market that we haven’t been in before. There is lot of opportunity to combine our manufacturing, engineering and sales from our Comtech’s icon branded product line with CPI Satcom product group. It creates a significant opportunity to diversify Comtech who until now has had reasonable concentration with our mobile data business that we’ll talk about shortly.

A big portion, approximately 40% of CPI sales is annuity like sales of replacement spares and repairs of these vacuum electron devices and it provides recurring cash flow that I think is very beneficial to smoothing out the revenues and profitability of the company and as well we certainly had a significant cash balance and we believe it’s a very efficient redeployment of cash for position of the company for the long-term.

Talking about Comtech now excluding CPI just as a standalone as it today. We’re a company with three complimentary business segments, if there were a couple of components of the company that really titled together and drive our strategy, one is leadership. As we talk about the product lines, you will find that we’re a leader in each of the markets that we serve. And this leadership is driven by technology innovation. Typically the reason that we have a leadership position in our markets is that we have something from a feature functionality perspective that our competitors don’t have and that’s all driven by our commitment to invest in R&D.

We report our business in three segments, telecommunications transmission which includes our satellite earthstation product line and Over-the-Horizon products. The second segment is our mobile data communications which predominately includes our mobile data products that are geared towards the US army, and that the MTS Blue Force Tracking contracts.

And in the third segments in which CPI fits is RF Microwave Amplifier segment. As you can see on the pie charts there, we certainly have a fair amount of shift from quarter-to-quarter, or year-to-year in terms of the percentage of revenue coming through the segments. But as of the third quarter mobile data was about 62%, telecom transmission 26%, and RF Amplifiers at about 11%. And then on the bottom right you can see that, because mobile data where we have a significant amount of army business had a strong revenue quarter. We were 72% of US government, which is very high for us. International was 22% and domestic was -- commercial was 5.5%. Post the closing of the CPI acquisition we’ll see that these US government portion of full revenues will come down.

Comtech Telecommunications Corp.	CMTL	Noble Financial Equity Conference	Jun. 8, 2010
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Just a quick snapshot and update on our revenue EPS guidance. Our year end is July 31 so we’re in the middle right now of our fourth quarter. We were able to -- as a result of strong bookings and just strong overall business momentum, we were able to increase our guidance. And such our guidance for fiscal year 2010 is $750 to $765 million in revenues. And our diluted EPS we were able to raise the mid 0.5 at $0.11 cents from 19. And the new range is a $1.96 to $2.06. And as you can see on -- we described in the last -- the underlined assumptions for that further see no further delays. In our computer shipments, we had a one-time very significant third party computer shipment for MTS products that’s currently in the middle of being shipped. We also are not assuming there’s any new material, merger and integration charges related to CPI. And obviously it does not include any other potential acquisitions.

As far as the financial components and aspects of CPI -- I’ll just spend a minute on this. We in terms of looking the business, and we discussed this in our announcement call three weeks ago and we believe that CPI is $350 million business with over 50 million f EBITDA as a year one expectation that we will discuss more obviously at the month of September earnings call assuming the transaction is closed. We see merger and integration related expenses of 18 to $22 million. We expect the acquisition to be pro forma accretive and we are looking at initial year one synergies of 1 to $2 million in year two of 5 to $7 million.

I’ll now talk more about our existing businesses. Study in the telecom transmission as I mentioned satellite earth station products is our -- is by far the largest product line within the segment and the second is Over-the-Horizon Communications. The satellite earth station product line is a one-stop shop leading market player. What can we do here? We provide all the key electronics that go into satellite ground station. This includes modems, converters, transceivers, amplifiers, gateways and network management products.

We acquired a company called Radyne Corporation about two years ago that further strengthen this product line and together with the Radyne products we believe we have 150,000 embedded modems in the market. The reason this is so valuable to us is that it provides a recovering revenue in the sense that our customer is comfortable with our products and have them in their networks for a decade or two, and not going to some early replace them and so we have a great market that comes back to us year-after-year to buy upgraded modems.

We also have a very diverse and global commercial and customer base, we have no significant revenue concentration. We sell across the global market, in fact, I will give you some general splits that our business is approximately 75% commercial, 25% defense in this product line and the commercial part of the business is predominantly approximately 80% in United States. So we are selling into the emerging markets, we are selling into Europe. We are selling into Latin-America etc. We are also well positioned with the US government and Radyne really bolstered our US government position by bringing along a number of products that had already been embedded into those government networks.

What drives this and it goes back to my opening comments about technology is at the end of the day the customers buy our products because it reduces the cost of the satellite services, the operating cost of their satellite. The technologies we incorporate into our modems include [ph] our patented Turbo Product Code product code technology and more recently over the last couple of years a technology that we licensed called Carrier-in-Carrier. And these two technologies combined can dramatically reduce the cost of running a satellite network and for end-customers that include wireless and wireline carriers, broadcasters, ISP’s, the return on investment by replacing an old modem with a new contact [ph] modem with this updated technology in it can save them significant dollars. In fact, in many cases the payback can be three to six months of how much efficiency these products create for the customer.

Comtech Telecommunications Corp.	CMTL	Noble Financial Equity Conference	Jun. 8, 2010
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The markets are very favorable towards us and these statistics that are on this page, on page 12, are really long term, 5 to 10 type of dynamics and trends in the industry. First, there was not enough satellite capacity in many parts of the world to meet the current demand and we believe that based on some [indiscernible] research that the satellite funds utilization is going to increase to 84% from 60% today which means there’s just far less bandwidth to go around which would result in increases in cost of bandwidth.

What’s driving this is both commercial market demand as well as government and military demand. In the commercial side, cellular backhaul which is often times the only way to move traffic back within the third world markets is significant use of satellite capacity as well as the proliferation of high definition television IPTV, digital television, all requiring huge amount of band width that wasn’t required before, as well as from direct-to-home and satellite. On the government side today and I think the statistics will hold because the government demand for satellite continues to grow approximately 80% of the US government satellite capacity is actually -- comes from commercial satellite companies rather than government satellites.

And so as a result not only is the government has used up a significant portion of their capacity but they are actually draining a lot of capacity from the commercial market for the needs that they have. And as a result this creates an overall demand. So if you look at this simple equation, if there’s not enough capacity, the satellite service providers are going to raise the prices which they have continued to do, and the only way to combat that if you are the end-customer, is to buy a modem -- to make improvements to the ground station level where we provide this modem and the other components. And that can bring down the cost and somewhat offset the high cost of satellite.

The second product line in this segment is Over-the-Horizon products. We’ve been in this business for more than 35 years. We’ve stuck through some lean years with some very strong years and we believe that we are in -- a very exciting period now for the business which was in the low for the last couple of years. Just very simply what this product line does is if you look at that picture at the top right, in that truck would be sitting [ph] that Over-the-Horizon terminal if you see in the bottom right picture. And what it does is it allows you to communicate video voice data, point to point connection up to the 350 to 400 miles. It can go as far as 600 miles but the antenna gets bigger and bigger. But what it functionally does is it replaces or provides the complimentary communications meetings for satellite. It’s secure and cost effective. For many customers it’s a one time cost because when you buy one of these systems you don’t have the recurring cost of paying the satellite server provider. You own it and be the troposphere which is the medium it uses to bounce the signal is free. So in the last couple of months we’ve had very strong momentum in this business.

With the US government we recently won a purchase agreement, its $31 purchase agreement, its upgrade 151 of those terminals that are setting up with the US government today with upgraded antennas that we’re going to make them for efficient. We additionally -- we’ve recently won a contract from the North African country who we sold over $150 million worth of product over the last 10 years to -- and what they are doing is they are building a radar installation around their border and we provide them with communication link.

So why will they not use satellite and I think the answer to this question will give you a sense of where this product fits in. They are not using satellite for a number of different reasons. Number one is that there is recurring cost. In this country [though] it capital today, they may not have the money tomorrow to pay for that operating expense, the recurring operating expense of satellite.

Secondly, it’s a country where there is an insurgency issue. So if you -- you can consider building microwave link, a microwave network but you’re going to have to put poles every 20 miles and if one pole is cut down the network is cut down. What this allows is you to have a secure piece of equipment sitting in an area and it’s protected from any insurgency issues. And so with this -- in terms of the opportunities beyond these two, we see -- there is another business opportunity

Comtech Telecommunications Corp.	CMTL	Noble Financial Equity Conference	Jun. 8, 2010
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related to these TRC-170 units that relates to upgrading other electronics if they could believe is a fiscal 2011 new business opportunity for us as well as with this foreign government, we believe that there is another potential order in fiscal 2011. So this business in the last couple of years has been at a low point, the two meaningful contracts and opportunities here with others on the way so we feel very good about this product line moving forward.

Moving now to our mobile data communications segment. This is on page 15, what we provide here is a full [indiscernible] mobile satellite based communication solution for the US government. At the end of the day what we’re providing, we’re providing a satellite transceiver that sits on a vehicle, it’s attached through a cable to a ruggedized computer that sits in a cab of the vehicle. And it could sit in a Humvee, a tanker truck, a helicopter and what it allows, it allows the soldier sitting in that vehicle to be able to communicate with central command, with other vehicles that are in the field and it also enables the central command to track those vehicles at all time. And in Iraq and Afghanistan today, it’s become an essential, a fabric key component of the overall communications infrastructure of the US Army.

The reason that this technology became part of the whole infrastructure was that when we first invaded Iraq for the second time I guess in 2003-2004, we had a number of tragedies in the first year of the war where soldiers were going the wrong way and getting captured where we had significant situations of friendly fire fatalities. And the reason this was happening was that once the soldiers extended beyond the range of a microware radio, a terrestrial radio, they had no communication. So what we solved here is the situation which is now pretty relevant to any types of war environment we’re in where when you enter that particular location there’s no -- you don’t expect there to be any communications infrastructure and the only way you can ensure there’s a ubiquitous ability for a soldier in a vehicle to communicate beyond the range of that terrestrial network is to provide satellite.

And as a result over the last ten years we sold well over a 100,000 of these transceivers, and I’ll break that down for you within the two contracts that we address.

The first is movement tracking contracts -- the movement tracking system contract, which we’ve been selling to the US government for 10 years. In this particular customer, and it relates for logistics command of the US army, we’re providing a full product. We’re providing a transceiver -- we’re providing a network, we’re providing satellite air time, we’re providing service upgrade, et cetera completely outsourced division. Similar to the way you have your relationship with the Verizon or AT&T for your cellular phone.

The current contract is a $672 million contract. There is $51 million of availability. Right part [ph] if you will under that contract, which in fact it expires in July 12, 2010. And I’ll talk in a minute about the next, the future with respect to MTS.

Our other big contract in the mobile data segment is our Blue Force Tracking Contract. And this is with the war fighter side of the US army. We’ve sold over a 122,000 transceivers to the US army for Blue Force Tracking. And the current contract is $384 million contract, expires in Dec 2011, and as we sit here today it’s about $150 million of availability under the contract.

So digging a little bit more into MTS and Blue Force Tracking but there has certainly been a lot of activity, and a lot of interesting action over the last couple of months. We recently received $67 million increase in the MTS contract ceiling that enabled us to free up more capacity for the government to be able to buy more satellite air time as well as transceivers. And immediately after we see that increase we’ll be receiving a $26 million order.

As far where do we go from now, we’re sitting here really a month away from the contract expiring. A draft RFP product was put up to market a number of months ago. We’re still waiting a final RFP,

Comtech Telecommunications Corp.	CMTL	Noble Financial Equity Conference	Jun. 8, 2010
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if the government is not able to finalize that and get it out before July 12, there certainly will -- is an expectation there have to be an extension of the contract to go along with the increase they have just out in place. So we’re in a little bit of a waiting game. The program office is obviously working hard to figure out what the strategy is in terms of moving forward but again being providing this capability for 10 years, our solution is a proprietary solution in the sense that our transceiver has a way form that’s unique and how the [indiscernible] that’s unique, it doesn’t allows to talk to -- that wouldn’t allow an competitor’s product to come in and talk to our products.

So we believe that -- but virtually that we are in a very strong position. But more importantly, we are proud of the capability solutions we’ve provided and that really have saved soldiers lives and enabled their work in the war environment to be far more efficient; as far as the funding estimates for movement tracking in fiscal 2000 at September $78 million on the army budget and in fiscal 2000, $93 million.

Moving on to Blue Force Tracking, as I mentioned there was a contract increase. We have $150 million availability right now under that contract, this expires in December 2011. Blue Force Tracking is following along in terms of its next generation contract and in fact we are well along the way, we’ve submitted along with another competitor a bid to ring what’s called Blue Force Tracking-2, BFT-2 which is the next generation Blue Force Tracking contract and what the army was trying to achieve out of that was the -- as I mentioned this has become such a critical component of the overall communications infrastructure and what if they want in BFT-2 was a better, faster, more capable solution. And what we were able to do with some government funding that we receive along with our competitor was build a very powerful next generation transceiver that dramatically increases the throughput on the modems allowing -- and these transceivers allowing far more capabilities, more applications to be driven off of those because the bandwidth has been expanded and a number of different other capabilities including a network upgrade that would allow more simultaneous uses of the network at a point in time. The BFT evaluation process is well underway and in fact we anticipate that there could be an award of this contract in the June – July timeframe and what does this mean from a longer term prospective, the expectation is that BFT-2 will order 100,000 plus or minus transceivers over the next five to six years upgrading the current systems they have in field along with all the airtime and services that go along with that.

So we feel highly confident of our position as I mentioned before the proprietary nature of our waveform puts us in a position where moving and making decision to move forward with contact provides a seamless and less costly upgrade. As we always say making the mistake it’s a competition and we respect that but we feel that we’ve done outstanding work and are in a very strong position with respect to the next generation.

Moving to our third segment, RF Microwave Amplifiers, we provide two product lines within this segment. One is solid state power amplifiers and these solid state power amplifiers address primarily the electronic warfare, the jamming aviation and medical markets and we have -- we really cater to the who is who of the prime contractors here. We typically don’t sell to the end-customers because our systems and amplifiers are going into the large and more sophisticated systems, but we have outstanding relationships with a number of primes and also in a number of different programs and some of the notable programs that we’ve worked on in the last couple of years include the crew program and again where this is a program that addresses the issue of the improvised explosive device that was obviously a horror for the US in Iraq and Afghanistan and our amplifiers are going into these IED jamming systems that neutralize the IEDs in the field.

We are in the middle right now of a -- the government is evaluating upgrades to what was the accretive (inaudible) we received a significant amount of revenue and we are working closely with our prime partner to be positioned to benefit from that going forward. On the traveling wave tube side, we -- which is the other key product line within the segment, we designed and manufacture traveling wave tube amplifiers that are designed purely for the satellite communications market. Our

Comtech Telecommunications Corp.	CMTL	Noble Financial Equity Conference	Jun. 8, 2010
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customers reach across both the commercial and defense markets but in the last couple of quarters the defense part of the business has been stronger as the government continues to upgrade and build new satellite programs to address its needs.

So we are well positioned on important DOD programs like FAB-T, GMT and AEHF. As far as the growth and long term drivers of this market, we feel that we are in the sweet spot if you will of where the US government is going certainly from the -- in terms of its needs. We are dealing with all the communications and electronics aspects of the needs which again is radar, electronic warfare, jamming, as well as the in the medical market where we are providing amplifiers that are going to oncology treatment systems to treat cancer -- skin cancer issues. So we feel like we are in a rich quality [ph] and high quality private market.

A lot of our customers well or competitors in fact are our customers. Some of the large primes or most of the large primes have amplifier capabilities and one of the strategies that we’ve employed over the last number of years is to instill more confidence and contact from these large primes that they will allow us to take more of that business. It’s not core to what they do and we feel that we can do it very well with -- by virtue of the investment we make in the innovation and the technology. So just kind of rounding up before we finalize what does CPI do? What it really does, it expands what is a one-stop shop approach. If you go through our product lines again and we’re a leader in the mobile data market, we’re the sole provider to the US Army today. If you look at the satellite outstation product, we are by far the market leader there with a broad range of products in the Over-the-Horizon we are the primary player in the market, there have been some companies that are coming in up, we’re the primary player and in both of our product lines in RF, we have very solid position in the marketplace.

So what CPI does, it adds another component of leadership to the company while making us a leader in the vacuum electron device market, and it ties in a lot of the markets that we currently address which is radar electronic warfare, communications, medical and necessary industrial scientific but it adds a little bit more diversity to the company.

So in summary, [I’m keeping] the idea of market leadership but it’s essential to us and allows us to preserve the kinds of margins that we are in the business and that’s all again driven by innovative products and technology. We are addressing both the military market and the commercial market and very importantly when we invest the dollar in R&D we do not directly address to one market. We have the benefit of taking a piece of R&D and using it and leveraging it in both the commercial and the defense markets.

Manufacturing capability is a significant differentiator for us. We’ve always taken the approach that internal manufacturing and keeping things in our control is a significant strategic advantage. And in fact, our manufacturing facility in Tempe, Arizona which is a significant and very sophisticated facility does all our internal manufacturing and they manufacture all the mobile data communications products as well. So we’ve got a strong management team, proven acquisition strategy and we look forward to any questions you may have.

Comtech Telecommunications Corp.	CMTL	Noble Financial Equity Conference	Jun. 8, 2010
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QUESTION AND ANSWER SECTION

<Q>: [indiscernible] funding is down in the [indiscernible] sizably if you are to win here to [ph] are worthwhile you think that they will use this proportionate amount of funds throughout the retrofit investing a disability as to [indiscernible] beyond if Mike wants to take this next generation capability forward.

<A>: Mark’s question was based on the project where the funding was down year-over-year at BFT. What the impact will be at the end of the day on the decisions as far as orders. First of all Mark, if you look into the details of that BFT budget you will find that -- I believe it’s close to $400 million of the prior years budget was allocated to retrofit regarding a security component that I think Harris made. So if you look at on an apples-to-apples basis the hardware spending has really not decreased. Number two is looking at the final RFP for Blue Force Tracking expectation is that there will be 100,000 new transceivers ordered over the next five years whether that’s back ended or front ended we don’t have the details and those will be moving fast but that combined with the satellite air time that is needed provides us with pretty clear path to sustain revenue over the five to six year period. Thank you.

Cautionary Statement Regarding Forward-Looking Statements

Certain information in this document contains forward-looking statements, including but not limited to, information relating to Comtech Telecommunications Corp.’s (“Comtech” or the “Company”) future performance and financial condition, plans and objectives of the Company’s management and the Company’s assumptions regarding such future performance, financial condition, plans and objectives that involve certain significant known and unknown risks and uncertainties and other factors not under the Company’s control which may cause actual results, future performance and financial condition, and achievement of plans and objectives of the Company’s management to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include: the risk that the acquisition of CPI may not be consummated for reasons including that the conditions precedent to the completion of the acquisition may not be satisfied; the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that the Company’s and CPI’s businesses will not be integrated successfully; the possibility of disruption from the merger making it more difficult to maintain business and operational relationships; any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions); the timing of receipt of, and the Company’s performance on, new orders that can cause significant fluctuations in net sales and operating results; the timing and funding of government contracts; adjustments to gross profits on long-term contracts; risks associated with international sales, rapid technological change, evolving industry standards, frequent new product announcements and enhancements, changing customer demands, and changes in prevailing economic and political conditions; risks associated with the results of ongoing investigations into the Company’s compliance with export regulations; risks associated with the Company’s legal proceedings and other matters; risks associated with the Company’s MTS and BFT contracts; risks associated with the Company’s obligations under its revolving credit facility; and other factors described in the Company’s and CPI’s filings with the Securities and Exchange Commission.

Participants in Solicitations

Comtech, CPI and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from stockholders of CPI in connection with the merger. Information regarding Comtech’s directors and officers is available in Comtech’s proxy statement on Schedule 14A for its 2009 annual meeting of stockholders, which was filed with the SEC on November 9, 2009. Information regarding CPI’s directors and executive officers is available in CPI’s proxy statement on Schedule 14A for its 2010 annual meeting of stockholders, which was filed with the SEC on January 20, 2010. Additional information regarding the interests of such potential participants will be included in the proxy statement and the other relevant documents filed with the SEC when they become available.

Additional Information about the Transaction and Where to Find It

This document shall not constitute an offer of any securities for sale. The acquisition will be submitted to CPI’s stockholders for their consideration. In connection with the acquisition, Comtech and CPI intend to file relevant materials with the SEC, including the registration statement, the proxy statement/prospectus and other relevant documents concerning the merger. Investors and stockholders of Comtech and CPI are urged to read the registration statement, the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to the documents because they will contain important information about Comtech, CPI and the merger.

Stockholders of Comtech and CPI can obtain more information about the proposed transaction by reviewing the Form 8-K filed by Comtech on May 11, 2010 in connection with the announcement of the entry into the merger agreement, and any other relevant documents filed by Comtech or CPI with the SEC when they become available. The registration statement, the proxy statement/prospectus and any other relevant materials (when they become available), and any other documents filed by Comtech and CPI with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and stockholders may obtain free copies of the documents filed with the SEC by directing a written request to: Comtech Telecommunications Corp., 68 South Service Road, Suite 230, Melville, New York 11747, Attention: Investor Relations, or CPI International, Inc., 811 Hansen Way, Palo Alto, California 94303, Attention: Investor Relations. Investors and stockholders are urged to read the registration statement, the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.